OMB APPROVAL
OMB Number: 3235-0362
Expires: January 31, 2005
Estimated average burden hours per response...1.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Iacarella, Thomas (Last) (First) (Middle)		Raven Industries, Inc. RAVN

	Raven Industries, Inc. P.O. Box 5107	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			January/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Sioux Falls, SD 57117-5107 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President-CFO/Secy. Tres

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		As Previously		Reported.								27,900**

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Stock Option(1)A		$4.75		As Previously Reported

	Stock Option(1)B		$5.333		As Previously Reported

	Stock Option(1)C		$8.75		As Previously Reported

	Stock Option(1)D		$14.00		As Previously Reported

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	*	11/29/04		Common Stock	7,410				7,410		D

	*	11/14/05		Common Stock	10,500				10,500		D

	*	11/19/06		Common Stock	12,000				12,000		D

	*	11/18/07		Common Stock	10,000				10,000		D

Explanation of Responses:

(1) Pursuant to Rule 16b-3. Right to buy. *All options are exercisable at the rate of 25% annually beginning one year after date of grant.

**On January 15, 2003, the common stock of Raven Industries, Inc. split 2 for 1 resulting in the reporting person's acquisition of 13,950 additional shares of common stock.

A. Previously reported as 3,705 shares at $9.50, restated for the January 15, 2003, 2 for 1 stock split. B. Previously reported as 5,250 shares at $10.667, restated for the January 15, 2003, 2 for 1 stock split. C. Previously reported as 6,000 shares at $17.50 restated for the January 15, 2003, 2 for 1 stock split. D. Previously reported as 5,000 shares at $28.00 restated for the January 15, 2003, 2 for 1 stock split.

/S/ Thomas Iacarella	2/5/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.